Exhibit 1.01

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Corporation Files Second Lawsuit Against Mgame in Korea

CDC Games Clarifies Payment History with Mgame

Beijing, October 19, 2007 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, today announced that its parent company, CDC Corporation (NASDAQ: CHINA), has filed a lawsuit in the courts of Korea against Mgame, the developer of Yulgang. The lawsuit is for breach of contract and alleges that Mgame has breached contractual obligations owed to CDC Corporation by failing to provide certain financial and operating data and other information which Mgame is required to provide to CDC Corporation as a shareholder of Mgame.

As announced on March 23, 2007, CDC signed a definitive agreement to make a strategic investment in Mgame. CDC completed this investment on May 23, 2007. As a result of this investment, CDC became Mgame’s largest external shareholder while extending its license of Yulgang to 2010.

“CDC Games believes it has been a strong partner to Mgame for the last three years,” said Xiaowei Chen, Ph.D., president of CDC Games. “We have sought to live up to our side of the bargain as demonstrated through our long, consistent payment history to Mgame. It is regrettable that we need to take these actions because Mgame has failed to live up to their side of the bargain.”

Added Dr. Chen, “We continue to serve the interests of our loyal game players of Yulgang with uninterrupted service. In fact the average concurrent users of Yulgang during the last two days has actually been higher than each of the last 1-month and 2-month daily averages. For our users, it is business as usual and we continue to book revenues as usual.”

CDC Games has continued to make obligatory royalty payments to Mgame for its operation of Yulgang, which continues to operate in China today. Over the last 3 years, since July 2005, CDC Games has made 25 consecutive monthly royalty payments to Mgame, with an average fee of US $530,105 per month. Total payments to Mgame, including license fees and royalties over the life of the relationship, have amounted to over US $15 million. CDC Games just made its most recent royalty payment to Mgame last week.

Chen continued, “We believe that the length of our relationship with Mgame as well as the aggregate size and consistency of our payments have made us one of Mgame’s most viable partners. CDC has made 25 consistent regular monthly payments to Mgame which were on time and consistent with our contractual obligations. The fact that we have continued to make payments through last week is indicative that we still believe in this relationship and want it to continue. We hope we can come to an amicable agreement with Mgame as we continue to have active dialogue.”

The lawsuit in Korea is in addition to the lawsuit CDC Games has filed in the courts of Hong Kong against Mgame for breach of contract alleging that Mgame has not been providing adequate technical support of Yulgang, and Mgame has not been supporting CDC Games in their efforts to combat pirate servers. CDC Games will continue to aggressively pursue all available legal options to protect its interests and the interests of its game players.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 100 million registered users. The company’s hit title Yulgang was among the first “free-to-play, pay-for-merchandise” online games in China and has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for three consecutive years, in 2005, 2006 and 2007. Currently, CDC Games offers six popular MMO online games in China that includes: Yulgang, Shaiya, Special Force, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. In August 2007, CDC Games formed a new subsidiary called CDC Games International (CGI) and CDC Games USA to launch new games internationally and to position CDC Games as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the possibility of resolving the dispute with Mgame, the success of any litigation against Mgame and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the uncertainty of litigation; (b) the continued popularity of Yulgang; (c) the future growth of the online games industry in the China market; (d) the challenge in combating pirate servers; and (e) the willingness of other online games companies, media companies and governmental authorities participate in OGAAP. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.